For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital and First Nickel Announce New PGM Zone on Raglan Hills Joint Venture Property

August 5, 2009, Vancouver, BC – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) and First Nickel Inc. (“First Nickel”) (TSX: FNI) are pleased to report the discovery of a new zone of Pt and Pd mineralization and the confirmation of Ni and Cu mineralization on the Raglan Hills property.  The Raglan Hills project is a joint venture between First Nickel and PFN, the details of which were announced in a press release dated December 11, 2007.

First Nickel has tested 7 airborne electromagnetic targets with 29 drill holes (4,616 metres) between February and May, 2009.  Targets were selected based on the presence of coincident magnetic and electromagnetic anomalies and known Ni-Cu sulphide mineralization.  Assay results from 19 of the 29 diamond drill holes completed on the Raglan Hills property have now been received.

First Nickel has discovered a new zone of Pt and Pd mineralization hosted in a previously unexplored mafic intrusive body within Raglan Township.  The Pt and Pd mineralization has been identified in two separate zones within the mafic intrusion, close to the contacts with the host sediments.  Drill hole FNB009 intersected 5.05 metres grading 0.762 grams per tonne (gpt) Pt and 1.216 gpt Pd, and hole FNB010 intersected 2.7 metres grading 0.659 gpt Pt and 1.052 gpt Pd.  A table of significant assay results from the zone is provided below.

ML North Target
Hole ID	From (m)	To (m)	Width (m)	Pt (gpt)	Pd (gpt)	Pt+Pd (gpt)
FNB009	9.95	15.00	5.05	0.762	1.216	1.978
and	41.70	43.00	1.030	0.812	1.276	2.008
FNB010	137.90	140.60	2.70	0.659	1.052	1.711
and	144.60	150.60	6.00	0.508	0.829	1.337
FNB011	134.00	134.80	0.80	0.490	0.706	1.196
FNB012	128.00	129.40	1.40	0.420	0.675	1.095

All assay intervals reported are core length and do not represent true widths (defined as being measured at right angles to the direction of extension of the sulphide body).  The true widths are undefined. All other assay samples are pending analysis.

Paul Davis, Vice President of Exploration of First Nickel states “The discovery of a new zone of Pt and Pd mineralization within the first phase of our drill program demonstrates the great exploration potential of this area.  The presence of Pt and Pd mineralization indicates that the sulphide mineralization has interacted with the mafic intrusive unit and may potentially be a vector to more extensive Ni, Cu, Pt and Pd mineralization.  We have secured a large land package along this prospective trend and we are confident in our continued success and further discoveries of additional Ni-Cu and PGE mineralization in this under-explored part of Ontario.”

Drilling completed on the historic Raglan Nickel Showing, in Raglan Township confirmed the presence of Ni and Cu sulphide mineralization below the surface exposures.  Drill hole FNB004 intersected 5.8 metres grading 0.47% Ni and 0.64% Cu, and FNB005 intersected 1.0 metre grading 0.86% Ni and 2.50% Cu.  Sulphide mineralization is associated with a more mafic portion of the Raglan metagabbro complex, and may be related to a feeder to the main intrusive body.

Raglan Nickel Showing
Hole ID	From (m)	To (m)	Width (m)	Ni (%)	Cu (%)	Pt (gpt)	Pd (gpt)	Pt+Pd (gpt)
FNB004	24.00	29.80	5.80	0.47	0.64	0.037	0.168	0.205
FNB005	19.40	20.40	1.00	0.86	2.50	0.020	0.315	0.335

All assay intervals reported are core length and do not represent true widths (defined as being measured at right angles to the direction of extension of the sulphide body).  All other assay samples are pending.

Borehole UTEM geophysical surveys have been completed by Lamontagne Geophysics Ltd on all of the holes drilled by the Joint Venture on the Raglan Hills property.  First Nickel has submitted the data to an independent geophysical consultant for interpretation.  A follow-up exploration program will be designed after receipt of all assays and a review of the borehole geophysical interpretation.

The diamond drilling program was designed and carried out under the supervision of First Nickel’s Senior Geologist, Scot Halladay, P.Geo.  a “qualified person” as defined by National Instrument 43-101.  The information in this release was prepared under the direction of Paul Davis, P.Geo., Vice President of Exploration for First Nickel Inc., a “qualified person” as defined by National Instrument 43-101.  First Nickel Inc. follows a rigorous QA/QC protocol on all of its exploration projects. Drill core of interest (NQ size) is sawn in half, with one half retained for future reference and one half sent to a commercial laboratory, SGS Laboratories in Lakefield, Ontario.  A rigorous quality assurance/quality control program is employed which includes the insertion of standards and blanks for each batch of samples.

About First Nickel Inc:

First Nickel is a Canadian mining and exploration Company. Its current activities are primarily focused on the Sudbury Basin in northern Ontario, the location of the company's redevelopment stage property (the Lockerby Mine) and two of its exploration properties. First Nickel also has exploration properties in the Timmins region of northern Ontario and the Belmont region of Eastern Ontario. First Nickel's shares are traded on the TSX under the symbol FNI.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, First Nickel, Kinbauri Gold and Fire River Gold. Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous opportunities that are available in the mining sector today. Our focus will be to acquire advanced stage precious metals projects, continue to expand our PGM and base metals division and to look for special situations and under-funded projects in the resource sector.

Pacific North West Capital Corp. has approximately $4.8 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	August 5, 2009